UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                         (Amendment No.           )


                          Exchange Bancshares, Inc.
                    _____________________________________
                              (Name of Issuer)

                        Common Stock, $5.00 par value
                    _____________________________________
                        (Title of Class of Securities)

                                  300873106
                             __________________
                               (CUSIP Number)

                             James G. Francis, CPA
                               Robb, Dixon &Co.
                                1205 Weaver Dr.
                             Granville, Ohio 43023
                                (614) 321-1000
                  ___________________________________________
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 13, 1997
                         ______________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of Schedule 13D, and is filing this schedule because of Rule 13b-1(b) (3) or (4), check the following box. _____

Check the following box if a gee is being paid with this statement _____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   300873106                 13D                  Page 2 of 3 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Norma J. Christen
____________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)_____ (b)_____
____________________________________________________________________________
3     SEC USE ONLY

____________________________________________________________________________
4     SOURCE OF FUNDS*
      OO
____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
____________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
____________________________________________________________________________
                             7     SOLE VOTING POWER
      Number of                    27,910
       Shares               ________________________________________________
     Beneficially            8     SHARED VOTING POWER
      Owned by
       Each                 ________________________________________________
     Reporting               9     SOLE DISPOSITIVE POWER
      Person                       27,910
       With                 ________________________________________________
                            10     SHARED DISPOSITIVE POWER

____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Norma J. Christen is the sole owner of the 27,910 shares reported pursuant to this Schedule 13D.
____________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

____________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.9%
____________________________________________________________________________
14    TYPE OF REPORTING PERSON*
      IN        Norma J. Christen

____________________________________________________________________________

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                           Page 3 of 3 Pages

Item 1.  Security and Issuer

         This Statement relates to the common stock, $5.00 par value (the "Stock"), of which Exchange Bancshares, Inc., an Ohio-chartered corporation (the "Company"), whose principal office is located at 237 Main Street, Luckey, Ohio 43443.

Item 2.  Identity and Background

         (a).  Norma J. Christen

         (b).  714 N. Main Street
               Bowling Green, Ohio 43402

         (c).  Restaurant owner.

         (e).  U.S.A citizen

Item 3.  Source and Amount of Funds or Other Consideration

         Inheritance.

Item 5.  Interest in Securities of the Issuer

         (a). According to information obtained from the Company by the Reporting Persons, on May 13, 1997, the Company's outstanding shares of Stock were 475,747. Accordingly, the 27,910 shares beneficially owned or deemed to be beneficially owned by the Reporting Persons represent approximately 5.9% of the outstanding shares of Stock of the Company.

         (e). The Reporting Persons became the beneficial owner of more than five percent of the Stock as of May 13, 1997.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                       By: Norma J. Christen

Date:  May 13, 1997                    Signature: /s/ Norma J. Christen
      _________________                           _____________________